UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on contract with SCGÁS

—

Rio de Janeiro, June 27, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that, following up on the release disclosed on 05/29/23, it has entered into two new contracts for the purchase and sale of natural gas with Companhia de Gás de Santa Catarina - (SCGÁS), effective as of January 2024 and 2026, and both expiring in December 2034, in the estimated amount of R$ 7.6 billion.

The contracts are the result of the Public Call nº 001/2023 held by SCGÁS, which aims to supply natural gas to meet the regulated market, whose concession area is located in the state of Santa Catarina.

The new contracts reinforce the commercial partnership between the companies and contemplate flexibilities for SCGÁS that corroborate milestones of the opening of the Brazilian natural gas market, maintaining the security and reliability of Petrobras' supply in competitive commercial conditions and adherent to the reality of the natural gas industry.

Once the regulatory rite has been established, the contract will be sent to the National Petroleum, Natural Gas and Biofuels Agency (ANP), which is responsible for publicizing it in accordance with ANP Resolution No. 52/2011, which, in paragraph 6 of article 11, provides that the Agency will give full publicity to natural gas purchase and sale contracts signed between traders and local piped gas distributors to serve captive markets.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Phone: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer